United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
September 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
(Check One) Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
(Check One) Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on November 3, 2009 (File Nos. 333-162822 and 333-162822-01) and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit No.

4.1	Amendment to the Tenth Supplemental Indenture, dated September 15, 2010

4.2	Eleventh Supplemental Indenture, dated September 15, 2010

5.1	Opinion of Vale S.A., dated September 15, 2010

5.2	Opinion of Harney Westwood & Riegels, dated September 15, 2010

5.3	Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated September 15, 2010
Exhibit 4.1
Exhibit 4.2
Exhibit 5.1
Exhibit 5.2
Exhibit 5.3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.
Date: September 15, 2010	By:	/s/ Sonia Zagury
Sonia Zagury
Treasury and Finance Director